Exhibit (e)(5)

[Blackbaud, Inc. Letterhead]

May 20, 2008

Mr. Richard LaBarbera
President and Chief Executive Officer
Kintera, Inc.
c/o	Mr. Robert Cockburn
Managing Director
Piper Jaffray & Co.
150 East 42nd Street, 35th Floor
New York, NY 10017

Dear Rich:

We appreciate the feedback provided on our proposal sent on May 16. As you know, we have substantially completed all business, legal, accounting, tax, and technology due diligence activities after having invested significant time and resources. Blackbaud remains excited to combine our efforts to accelerate innovation and drive increased customer satisfaction. We are making this revised final proposal which includes an increased all-cash offer conditioned on being granted exclusivity by midnight ET, Wednesday May 21st. We will disengage from the process if exclusivity is not granted. Assuming the conditions outlined in this letter are quickly met, we are highly confident of our ability to launch a friendly all-cash tender offer by Thursday, May 29th.

Our team is ready to move toward a rapid and efficient closing. If you have any questions, please do not hesitate to call any of us. We look forward to your feedback.

Very truly yours,
/s/ Marc Chardon
Marc Chardon
President and Chief Executive Officer

May 20, 2008

Mr. Richard LaBarbera
President and Chief Executive Officer
Kintera, Inc.
c/o	Mr. Robert Cockburn
Managing Director
Piper Jaffray & Co.
150 East 42nd Street, 35th Floor
New York, NY 10017

Dear Rich:

We are pleased to present for your and your Board’s consideration this non-binding indication of interest regarding a potential acquisition of 100% of Kintera, Inc. (the “Transaction”). Pursuant to our discussions, we submit this Indication of Interest (“IOI”) which outlines our intentions with respect to the contemplated Transaction.

1.	Purchase Price and Form of Consideration. Blackbaud, Inc., via a wholly owned acquisition subsidiary (collectively, the “Purchaser”) proposes to acquire Kintera, Inc. (the “Company”) for a per share consideration amount of $1.12, subject to paragraph 4 below. The Transaction would be all cash and we anticipate using a two-step process to accelerate the closing of the Transaction.

2.	Financing Status. The Purchaser anticipates that it will use cash on hand and its fully-committed line of credit to fund the acquisition, and therefore, the attached purchase agreement does not contain a financing contingency.

3.	Purchase Agreement. Per your request, we attached to our original bid letter of May 16, 2008 a marked version of your draft purchase agreement that contemplated a tender offer followed by a short form merger. Our counsel, Wyrick Robbins Yates & Ponton LLP, also prepared a summary memorandum of the changes we have made to your draft, which was also attached to that letter. Those documents are still relevant to our offer, subject only to the differing provisions of this letter.

4.	Required Approvals and Closing Conditions. In addition to the other terms and conditions set forth in this letter and our revised purchase agreement, the Purchaser’s obligation to consummate the Transaction is conditioned upon:

a.	The completion of financial, business, tax, accounting, technical and legal due diligence investigations by the Purchaser per paragraph 5 below, the results of which investigations shall be satisfactory to the Purchaser;

b.	The negotiation, execution and delivery of a mutually acceptable purchase agreement by the respective parties and their counsel. It is expressly understood and acknowledged by the parties hereto that this IOI does not state all of the essential terms and conditions of a Transaction. As noted above, we attached a marked version of the draft purchase agreement provided as an attachment to our May 16, 2008 letter;

c.	The completion of mutually acceptable employment agreements by Richard LaBarbera, Richard Davidson, Scott Crowder, Alex Fitzpatrick, Jeane Chen and Jeff Kuligowski. Blackbaud values and wants to retain the senior management team. The changes are focused on continuing their service with Kintera after it becomes a subsidiary of ours, clarifying that the “Good Reason” definition for termination by the employee cannot be triggered simply because they are now working at a subsidiary;

d.	The completion of tender and support agreements by all directors and executive officers, including their affiliates;

e.	The delivery of a fairness opinion by Evercore Partners LLC; and

f.	The final approval of our Board of Directors after we finalize a mutually acceptable purchase agreement. This $1.12 offer was reviewed with the Chairman of the Board of Blackbaud today.

We anticipate that all of these conditions should be satisfied, with your assistance, by signing, anticipated as May 29, 2008. The conditions to closing would then be limited to the tender conditions described in the merger agreement, and we anticipate these should be satisfied by July 1, 2008.

5.	Due Diligence. The Purchaser and its advisors have spent significant time conducting diligence across functional areas prior to the submission of this indication. As of the date of this letter, there are limited remaining diligence requests. We anticipate that this incremental diligence can be completed within seven days. These efforts will be primarily around opportunities to optimize the integration including communication planning for the key constituencies.

6.	Closing Date. Based on the due diligence requirements illustrated in paragraph 5 and the proposed transaction structure, the Purchaser believes it can commence a tender offer as soon as May 29, 2008. The results of that tender offer will determine our ability to close a Transaction and the timing thereof, but we anticipate closing by July 1, 2008.

7.	Contact Information. If you have any questions on this IOI or any of the enclosures, please contact either of the following:

Brian Roberts	Don Reynolds
Senior Managing Director	Partner
Evercore Partners	Wyrick Robbins Yates & Ponton LLP
(415) 989-8925	(919) 865-2805
brian@evercore.com	dreynolds@wyrick.com

8.	Prohibition Against Consideration of Other Acquisition Proposals. Until the earlier of May 30, 2008, the date on which Purchaser and the Company enter into the definitive purchase agreement, or the date on which Purchaser advises the Company in writing that Purchaser is terminating its negotiations regarding the transactions contemplated by this IOI, the Company shall not:

a.	enter into any agreement, understanding or arrangement with any third party relating to any Acquisition Proposal (as defined below);

b.	engage in any discussions or negotiations with any third party relating to any Acquisition Proposal;

c.	provide any information regarding the Company or its business or operations to any third party (other than to representatives of Purchaser) in connection with an Acquisition Proposal;

d.	solicit or encourage the submission of any Acquisition Proposal; or

e.	permit any representative or affiliate of the Company or any stockholder of the Company to do any of the foregoing.

The term “Acquisition Proposal” refers to any proposal, plan, agreement, understanding or arrangement contemplating (i) any merger, consolidation, reorganization, recapitalization or similar transaction involving the Company or any of its affiliates, (ii) any transfer or issuance of more than fifteen percent (15%) of the capital stock or other securities of the Company or any of its affiliates (other than the Stock to Purchaser as contemplated by this IOI, stock in satisfaction of the exercise of stock options, stock to spouses of Stockholders, or stock to trusts created by Stockholders), or (iii) any transfer, via sale, license or otherwise, of any material asset of the Company or any of its affiliates.

9.	Disclosure. This letter and the discussions between the parties related to the Transaction will be considered confidential information as defined in and protected by the Non-Disclosure Agreement previously signed by the parties on February 7, 2008, as amended.

10.	Binding Provisions. This IOI is good until midnight, Eastern Time, Wednesday, May 21, 2008, and if not countersigned and returned to us by then shall terminate. This IOI, if executed, will represent an expression of intent only, and does not set forth all of the matters upon which agreement must be reached in order for the proposed transactions to be consummated. The respective rights and obligations of Purchaser and the Company will remain to be defined in the definitive purchase agreement and related documents (the terms and provisions of which will be subject to approval by Purchaser and the Company), and the parties do not intend to be legally bound or otherwise to incur any obligations with respect to the proposed transactions until such time, if ever, as the purchase agreement is executed and delivered. Accordingly, this IOI does not constitute a legally binding document and does not create any legal obligations on the part of, or any rights in favor of Purchaser, the Company or any other party; provided, however, that notwithstanding anything contained in this IOI and in consideration of the parties entering into final negotiations and incurring expenses in connection herewith, the provisions of paragraphs 8-10 hereof shall be legally binding upon and enforceable against Purchaser and the Company upon execution of this IOI.

Sincerely,

BLACKBAUD, INC.

By	/s/ Marc E. Chardon
Name:	Marc E. Chardon
Title:	President and Chief Executive Officer

Agreed to and accepted

This 21st day of May 2008:

KINTERA, INC.

By:	/s/ Richard LaBarbera
Name:	Richard LaBarbera
Title:	President and Chief Executive Officer